Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: January 14, 2021

On January 14, 2021, Alexion Pharmaceuticals, Inc. (“Alexion”) posted the following clip on its internal intranet website accessible to Alexion employees [https://youtu.be/QOBSnzidOVY], a transcript of which is set forth below:

David Tweed:

This is AstraZeneca’s research facility in Sweden. Walls here are being torn down to promote conversation between scientists that could lead to medical breakthroughs. It’s also a message at the heart of a stunning new headquarters taking shape in Cambridge. This is Bloomberg Turnaround. Join me to see how Pascal Soriot is building transparency and collaboration and putting the pep back into AstraZeneca.

David Tweed:

When AstraZeneca was searching for a new chief executive in 2011, it was poised to lose $17 billion in sales due to expiring patents. Pascal Soriot was appointed in 2012. His task, replenish the drugs pipeline. Since his appointment, the share price has doubled.

Pascal Soriot:

The problem was that we had spent a lot of time doing rounds and rounds of cost-cutting, reorganization, and doing share buybacks as opposed to doing what it was we should be doing as an industry, which was really focusing on science and developing medicines.

David Tweed:

On day one, Soriot suspended the buybacks.

Sam Fazeli:

Soriot comes more from an operational and R&D background. And I think that the new people that were put in charge were also the types of people who were more focused on innovation than just sales as driving the top line.

David Tweed:

So more about the science?

Sam Fazeli:

Absolutely. Which is what pharmaceutical is about.

David Tweed:

Soriot increased spending on research and development, focused on cancer, the fastest growing space in pharmaceuticals, and emboldened scientists to abandon unsuccessful research.

Pascal Soriot:

You really have to make sure you choose projects that will succeed, but it’s almost as important to choose the projects that you should not move into phase three. Because otherwise you spend a lot of money going nowhere.

Lars Faeste:

AstraZeneca was in a situation where they had been losing revenue for years and years. And really threw a focus back on science, back on R&D. They were able to launch a number of products. And the oncology business unit really started growing. And for the first time, in 2018, we saw AstraZeneca having the energy, having the spirit, and showing the growth numbers again, and really delivering on the R&D pipeline.

David Tweed:

If there was a single thing Soriot did to demonstrate his tenure would be a new dawn, it was his championing of Lynparza, an ovarian cancer treatment the previous management had scrapped. It’s now on its way to becoming a blockbuster, the moniker given to a billion dollar seller. Lynparza sparked Soriot’s curiosity even before he joined the company.

Pascal Soriot:

I talked to [inaudible 00:03:00] leaders and I was really intrigued because I thought this drug looks interesting, but they’re not doing much with it. And in fact, they had announced a write-off. They had decided to stop the program, and they had written off the intangible, the goodwill, that was associated with this product project. And I still remember I went to an opinion leader, an expert in the field. And I remember having this breakfast meeting with him in the US and he looked at me at some stage and he said, “Look, what you’re doing is almost criminal because this drug should already be treating patients.” So I arrived with a clear view that it was one of the medicines I needed to look at. And what I found is a research team that was really convinced this was a great drug and had been trying to convince the organization as a whole, but had not been successful.

David Tweed:

In 2017, US drug maker Merck agreed to pay as much as $8.5 billion to share in the development of Lynparza, which can also be used for pancreatic and other cancers. The drug’s expected to generate $2.5 billion in revenue this year and next. And along with other key treatments like Tagrisso and Imfinzi, fuel the gains expected by analysts through 2020.

Menelas Pangalos:

He has a nose for a drug. When we showed him the data for Lynparza, when we showed him the data for Tagrisso, he realized that these things could be medicines and he helped us pull those things through the pipeline into late stage development and ultimately to launch and to patients. That takes courage, but it also helps us accelerate and push things faster. That was tremendous. And it’s the things that were originally blocked were now unblocked and were moving really fast through the pipeline.

David Tweed:

AstraZeneca was formed in 1999 by the merger of Sweden’s Astra and Zeneca of the UK. It’s based in the British university town of Cambridge, where it’s surrounded by some of the most renowned biopharmaceutical researchers in the world.

Pascal Soriot:

In our industry, it’s fundamental. There’s nobody who wakes up one morning saying, “Okay, I’ve got the solution to develop discovering of new products.” The work we do or requires people to work together.

Sam Fazeli:

You need the scientists to understand what the future profile is going to look like, what the potential competitive angle is, and what the potential way of marketing it would be. And well, the physicians would say, “That’s a very long list of things to have to deal with when you’re dealing with a program that needs to take 10 years to come to market.” Having everyone together and making sure that they’re able to talk to each other is a key driver.

David Tweed:

Mene Pangalos showed me around the new campus and explained how the building is all about collaboration.

Menelas Pangalos:

We’re really placing ourselves in the middle, in the heart of one of the best life sciences clusters in the UK. And actually, probably in the world. The idea behind this building is it’s meant to be transparent, porous, collaborative, inviting to our partners, to people who are interested in the science that we’re doing, so that we really make our science and our scientists accessible. And that’s all a part of our cultural transformation.

David Tweed:

Inside this construction, there are these huge laboratories embedded into the building. There’s going to be 19,000 square meters of them. That’s three football pitches. All the way along here, there’s going to be the desks where the scientists will write up their experiment. And then of course, all the support staff. I’m told they can’t wait to move in.

David Tweed:

There’s a lot more ahead on how AstraZeneca’s new buildings are breaking down barriers. But first, fighting off Pfizer.

Pascal Soriot:

At the end of the first day, the bankers must have felt a bit sorry for me. They came and they told me, “We have to tell you, you have less than 10% chance of remaining independent.”

David Tweed:

As the work on boosting AstraZeneca’s drugs pipeline started to take off, a fresh threat appeared. Pfizer.

Speaker 6:

It’d be one of the biggest deals in all of pharma history.

Speaker 7:

We know that Pfizer had made an approach in January.

Speaker 8:

You’ve got a keen buyer, a very keen buyer, but perhaps not such a keen seller in this trade.

David Tweed:

In 2014, Astra’s US rival made four attempts to buy it in less than six months. The final offer was for $117 billion. It would have been the biggest pharmaceuticals takeover ever.

Pascal Soriot:

It was really an interesting day because I arrived in London and I opened my phone and my daughter had sent me a message telling me my wife was at the hospital with a pulmonary embolism. So I called her and she was fine, but it was a bit of a stressful day. And then we arrived at the office and we started working the whole day with the lawyers, as you can imagine, bankers, lawyers, and our own people. And at the end of the first day, the bankers must have felt a bit sorry for me. They came in and told me, “We have to tell you, you have less than 10% chance of remaining independent.” So that was at the end of that day, I thought, “Wow, that was an interesting day.”

David Tweed:

Well, you didn’t believe them, clearly.

Pascal Soriot:

No, actually, sometimes when people tell me a project has a real probability of success and I believe in it, I tell them, “20% is not bad actually because I only had 10% of a chance of remaining independent.”

David Tweed:

As Pfizer continued to chase to create the world’s largest drug maker by sales, lawmakers in Britain, Sweden, and the US grew increasingly critical.

David Cameron:

The most important intervention we can make is to back British jobs, British science, British R&D, British medicines, and British technology. And that is why I asked the cabinet secretary and my ministers to engage with both companies right from the start of this process.

David Tweed:

AstraZeneca rejected the deal, disappointing many investors.

Pascal Soriot:

This price doesn’t reflect the new AstraZeneca. In the last 18 months, we’ve made enormous progress. We’re building our pipeline. And we believe this pipeline is going to deliver value for patients, of course, but also for our shareholders.

David Tweed:

You had the board on side, but investors, many investors, say, “No, it was the wrong thing to do.” But I also understand that you managed to use this situation as a way of galvanizing the staff. What happened there?

Pascal Soriot:

Yeah, I think it was of course a stressful time, yes, for everybody in the company. But it was also a great time in retrospect because it was a time when we had this burning platform of showing that we could actually deliver value, not only to patients, but also to our shareholders. We’re just focusing on what we were doing. And it really galvanized everybody to actually do their best.

David Tweed:

And that meant showcasing that AstraZeneca’s future was bright. Soriot projected a 75% increase in annual revenue by 2023 and announced the company had 15 drugs nearly ready to go, almost double from the year before. He promised investors their shares would rise beyond the 55 pound offer price. It took four years to get there.

Menelas Pangalos:

Our job is to turn science into medicine and ultimately get those medicines to patients. You looked at our success rates from 2005 to 2010, our success rate from drugs entering clinical development first in human experiments to launch were around 4%. Today, in the most recent assessment we’ve done, which was looking at 2012 to 2016, our success rate has now gone up to 20%. We were very good at focusing on large numbers of projects, but that actually had a relatively low probability of being medicines. Today, we’re very much focused on the quality. We actually cut almost half the projects in the pipeline. And even with that cut, we still improved our success rate significantly. So that was quality not quantity is hugely, hugely important.

David Tweed:

It’s important to remain nimble and fast paced, but in order to do that and make decisions, you yourself as a leader have to have a fair quantity of self belief. Where does that come from?

Pascal Soriot:

Well, it’s actually [inaudible 00:11:33] belief in the people you have around you. Belief in the advice you get, belief in the culture you’ve created. And it’s really about digging into data, understanding what physicians think, experts think, and aggregating all of this and analyzing it. And at the end of the day, it’s about the belief of that you have to take risks. And then at some point, you have to accept you may fail.

David Tweed:

What is it that you bring to the organization that allows that communication to come out and for these drugs to be recognized when it wasn’t before?

Pascal Soriot:

One of the most important time points is when you are in the phase one, phase two, and you have to decide whether a drug should be developed in phase three. And here, you really have to look at it from all angles and really understand where it could help patients and how it could be used in clinical practice. And the way you do this is really by bringing people together and really brainstorming and debating and discussing the data and the various opinions.

Pascal Soriot:

But also beyond that, I think you need to create the right kind of culture. One of the issues we had was we had experienced a few setbacks in development. We had three products that failed in late stage development in 2007, 2008, or something like that. And that happens. All the companies have experienced that. But at the time, the management of the company decided, “Okay, well, we’re not going to fail again.” And so when you tell people, “We’re not going to fail,” you never fail in phase three because you never move anything in phase three. You got to really create an environment where people feel comfortable taking some educated risks. So it really is about sharing knowledge, sharing data, debating, and being willing to take educated risks.

Speaker 10:

We have entered into an agreement of a global joint development and commercialization with AstraZeneca.

David Tweed:

Soriot’s most significant educated risk so far was a $6.9 billion deal in March with Japan’s Daiichi-Sankyo to develop a breast cancer treatment that could even replace chemotherapy, potentially reshaping the future of cancer care.

Pascal Soriot:

The potential is very large, and we see it as a mega blockbuster.

David Tweed:

AstraZeneca was obliged to partly fund it with a $3.5 billion share sale, highlighting the company’s scarce cash resources.

Sam Fazeli:

They needed to raise money from the market. And they raise a little bit more because they have some debt repayments coming up. That, I think, highlighted the cashflow needs. Of course they could have gone and probably given up some of their rating and raised debt again. But that would have been expensive. People would say equity’s expensive, but at the end of the day, this was a much faster way of getting what they needed and they did it. But that’s if there’s a focus on cashflow.

David Tweed:

The Daiichi deal, why is that a key deal for AstraZeneca?

Pascal Soriot:

I think people today don’t really understand fully the potential of this medicine. It can transform a breast cancer treatment. And I personally believe it can be a very big product. And I don’t think people have totally realized how big it can be.

David Tweed:

Coming up, we go to Sweden, where AstraZeneca has thrown away the keys and invited outside businesses to install themselves right next to its scientists.

David Tweed:

The emphasis on bringing people together is a key plank of Soriot’s turnaround. The investment into buildings like this in Cambridge and these in Sweden is all about getting people to come together and share ideas.

Pascal Soriot:

The company was operating in silos and actually not necessarily believing in each other. So you had a commercial function, and then you had the R&D function, and there was not a lot of belief, say in commercial, that R&D was delivering. And in R&D, we had also fragmented teams. We had the MedImmune team, we had many different teams not working really together.

David Tweed:

At the Gothenburg site, there is a huge model that shows how existing and new buildings are going to work together.

Matti Ahlqvist:

Most of the world’s brilliant minds do not work for AstraZeneca. We have 64,000 fantastic employees, but most great ideas are conceived somewhere else. And if we are going to take part of that, we have to work completely different with the external world.

David Tweed:

Joachim Reischl is one of those charged with making the changes. All right, this is clearly one of the modern new facilities for research and development. Why does this work more productively for AstraZeneca?

Joachim Reischl:

As you can see, it’s a much more open environment. We have torn down the walls and we have scientists from different disciplines working in this environment, which makes it easier for collaboration.

David Tweed:

Why does it make it easier? Are they working on the same disciplines or are they-

Joachim Reischl:

They’re working on different diseases. We have scientists that they’re researching heart disease, kidney disease, and respiratory disease. And the interesting thing is that those diseases have some commonalities, which now we can actually understand better by having those scientists working together in the same space.

David Tweed:

And so before, all of these people would have been working separately on their own disciplines.

Joachim Reischl:

They would have been working in separate labs, absolutely.

David Tweed:

Another innovation is the BioVentureHub, where companies are invited to establish themselves inside the campus and given the same access as the rest of the staff.

Martin Olovsson:

What it means in practice, as I say, is that talented people with new technologies and new ideas will get inside AstraZeneca, build their companies, develop their science, and they will do that together with AstraZeneca, formally, informally.

Matti Ahlqvist:

This as a completely different company. So as an example, we today have our BioVentureHub here at the company. It’s 34 external companies, same pass card as I have, access to our full site. We share knowledge. About 18 years ago when I joined AstraZeneca, we almost pulled down the curtains before open a drawer. That’s a major, major change that we’ve on done.

David Tweed:

Katarina Ageborg, the chief executive of AstraZeneca Sweden, says the Coffee Lab at the Gothenburg campus is but one example of how the dynamic is changing inside the company.

Katarina Ageborg:

I think the biggest thing is the cultural change in how we operate in terms of opening up, working a lot more with the smaller companies, academia, and just around the world, collaborating more externally, not assuming we have the best people everyday inside, but rather opening up. That’s one big thing. I also think actually the cultural thing. Sometimes we forget that he has been driving a very, very values driven way of working. I think if you walk around here or anywhere in AstraZeneca, everyone would know our five values. And it actually really means something to people. So we put patients first, we follow the science, we’re entrepreneurial, we play to win, and we do the right thing.

David Tweed:

Soriot continues to make changes to gain an edge. In January, he reorganized R&D into two divisions, one to focus on cancer, the fastest growing and most lucrative part of the industry, and the other to oversee the rest.

Pascal Soriot:

It was necessary because the structure we had in place served us very well for about five years or so. Five years ago, we didn’t have much in our pipeline. We had to create these early units that were kind of our biotech units coming up with new products. But as we were becoming more successful with a full pipeline, the structure was playing against us a little bit. We were becoming a bit too bureaucratic and too focused on governance. And our oncology pipeline in particular has grown tremendously. And oncology is a little bit different from the rest of pharmaceuticals. So I decided that the reorganization was necessary so we could move very quickly from research to early development to late development in oncology, bring people together from research development to commercial in oncology, but also in biopharmaceuticals.

David Tweed:

And when it comes to building new markets, AstraZeneca, like many, is looking to China and its increasingly affluent patients. When did you first begin to see China as a key market?

Pascal Soriot:

Almost immediately because as I started, they really hard to look for areas where we could grow. I had to look for the strengths of the company. And number one, where we could rebuild the pipeline, how we could rebuild the pipeline, but also looking at this massive patent expiry that we were facing. Where could I find growth? And China was one of those. And in fact, the pipeline of the portfolio of products we had and still have really addresses the needs of patients in China. So immediately I thought we have to invest in China and keep growing.

David Tweed:

Since becoming AstraZeneca’s CEO, Soriot has refocused the company on science, he’s reconfigured buildings to open them to outside minds and ideas, and he’s replenished the company’s pipeline.

Matti Ahlqvist:

2012, AstraZeneca was a completely different company. We had great sales, great profit, and virtually no pipeline whatsoever. This is the time that Pascal Soriot came into the company and that the company changed leadership. So if we fast forward from that time about five or six years, from almost no pipeline whatsoever, some analysts claimed that we had the best pipeline in the industry.

David Tweed:

The questions remain about the dearth of cashflow highlighted by the Daiichi deal.

Sam Fazeli:

The issue for Astra is that there’s only so much cash. And as we know, that is one of the key questions around the company.

David Tweed:

Let’s go more into that though. So why is that a question?

Sam Fazeli:

Well, pharmaceutical companies are historically great cash generators. There’s two reasons people have historically invested in pharmaceutical companies. One is the fact that they’re driven by demographics and they are a defensive sector normally. And the other one is that they throw off tons of cash. So where the cash flow becomes a bit thinner, that becomes a question. And of course there’s not much you can do when three, say, roughly $5 billion products at the same time are going off patent, and products at the end of their lives are very profitable because they don’t need much detailing. How do you replace that? That’s a pretty difficult thing to do.

David Tweed:

That said, Fazeli says AstraZeneca’s latest results did indicate that cashflow is going to improve on the back of growth and high margin products. As far as Soriot is concerned, it’s not his biggest worry. Witness a decision announced in June to invest $630 million over the next five years in the South Korean healthcare sector. Or a $220 million commitment to Vietnam’s health sector unveiled in May.

Pascal Soriot:

The bigger risk for us is to become complacent. Actually, it’s interesting. We didn’t have anything. We then were potentially acquired, and there was an enormous burning platform for all of us to do our best and work hard and move fast. And as you become successful, you can become slower and more complacent. So that’s the one thing, really, I don’t want to see happen.

Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Alexion and that also constitutes a prospectus of AstraZeneca.  Each of Alexion and AstraZeneca may also file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 4, 2020, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on March 3, 2020, and other documents subsequently filed by AstraZeneca with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including projections as to the expected revenue for Alexion for the fiscal year ended December 31, 2020, anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, completion of the audit of Alexion’s fiscal year 2020 financial results, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.